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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549


                                     Schedule 13G

               Information Statement Pursuant to Rules 13d-1 and 13d-2
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. __)



                                   PharmaPrint Inc.
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                                   (Name of Issuer)


                           Common Stock, no par value per share
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                            (Title of Class of Securities)


                                          980102
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                                    (CUSIP Number)


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The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                     Page 1 of 7

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CUSIP No. 980102                   13G                 Page  2 of 7 Pages

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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Elliot P. Friedman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)   /  /

                                                            (b)   /  /
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
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                 5    SOLE VOTING POWER

NUMBER OF             1,961,254
SHARES           -----------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER
OWNED BY
EACH REPORTING        0
PERSON WITH      -----------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER

                      1,961,254(1)
                 -----------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      0
                 -----------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,961,254
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(1) Includes 712,708 shares of Common Stock issued to Mr. Friedman which shall be transferred to Tasneem Khwaja, the Company's Chairman, unless on or prior to August 14, 2001 the Company (i) has received approval of the Food and Drug Administration for the public sale of any pharmaceutical product,
(ii) has reported pretax earnings per share of $.50, exclusive of nonrecurring items, for two consecutive years, or (iii) has consummated a merger, tender offer or sale of all or substantially all of the shares of Common Stock (in excess of 90%) or sale of all of the assets of the Company.

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CUSIP No. 980102                   13G                 Page 3 of 7 Pages

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                           /   /

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.8%
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12   TYPE OF REPORTING PERSON*

     IN
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CUSIP No. 980102                   13G                 Page 4 of 7 Pages


Item 1(a).    Name of Issuer:
               PharmaPrint Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:
               4 Park Plaza, Suite 1900, Irvine, California  92614

Item 2(a).     Name of Person Filing:
               Elliot P. Friedman

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               4 Park Plaza, Suite 1900, Irvine, California  92614

Item 2(c).     Citizenship:
               California

Item 2(d).     Title of Class of Securities:
               Common Stock, no par value per share, of the Company ("Common Stock")

Item 2(e).     CUSIP Number:
               980102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable.

Item 4.        Ownership.
               (a)  Amount beneficially owned:
               1,961,254
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CUSIP No. 980102                   13G                 Page 5 of 7 Pages


               (b)  Percent of Class:
               17.8%

               (c)  Number of shares to which such person has:

               (i)  Sole power to vote or direct the vote:

                    1,961,254(3)

               (ii) Shared power to vote or direct the vote:

                    0

              (iii) Sole power to dispose or to direct the disposition of:

                    1,961,254(4)

              (iv)  Shared power to dispose or to direct the disposition of:

                    0

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not applicable

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(3) See note 1 above.
(4) See note 2 above.


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CUSIP No. 980102                   13G                 Page 6 of 7 Pages

Item 8.   Identification and Classification of Members of the Group.
          Not applicable

Item 9.   Notice of Dissolution of a Group.
          Not applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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CUSIP No. 980102                   13G                 Page 7 of 7 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Date: February 14, 1997

                              /s/ Elliot P. Friedman
                              _____________________________________
                              Elliot P. Friedman